Exhibit 10.1

PRESS RELEASE

Momentum Building for Magic Software: Record Revenues of
$16 Million and Net Income of $1.7 Million for Q2 2008

– Recent Changes Lead To Record Results; Company Positioned with New
Technologies to Regain Dominance –

Or Yehuda, Israel, August 7, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of application platform and business and process integration solutions, today announced record financial results and significant strategic progress for the quarter ended June 30, 2008.

Financial Results for the Second Quarter
Revenues for the second quarter of 2008 reached a record of $16.0 million compared to $14.3 million in the same period of 2007, an increase of 12%. Gross margin for the second quarter rose to 58% from 52% in the same period of 2007, reflecting the increase in higher-margin license sales.

Operating income for the second quarter of 2008 was $1.6 million compared to $0.4 million in the same period of 2007 on a U.S. GAAP (Generally Accepted Accounting Principles) basis. Net income for the second quarter of 2008 totaled $1.7 million, or $0.05 per share. This compared to net income of $0.8 million, or $0.03 per share, for the same period of 2007, which included a contribution of $0.5 million, or $0.02 per share, from discontinued operations.

GAAP results include amortization expenses as well as non-cash charges taken in respect of the capitalization of intangible assets and stock-based compensation. Excluding these expenses, non-GAAP net income for the second quarter was $1.5 million, or $0.05 per share, compared to $0.7 million, or $0.02 per share, in the comparable period of 2007, which included a contribution of $0.5 million, or $0.02 per share, from discontinued operations.

In accordance with U.S. GAAP, the results of the Company’s divested subsidiary, Advanced Answers On Demand (AAOD), which was sold in the fourth quarter of 2007, were recorded as discontinued operations in the comparison quarter of 2007. As such, the period’s operating results exclude AAOD’s contribution.

Results for the Six-Month Period
Revenues for the six month period ended June 30, 2008 were $31.1 million, up from $28.1 million in the comparable period of 2007, an increase of 11%.

Operating income for the six-month period ended June 30, 2008 was $1.5 million compared to operating income of $0.9 million in the same period of 2007 on a U.S. GAAP basis. Net income for the six month period ended June 30, 2008 on a GAAP basis was $1.7 million, or $0.05 per share, compared to net income of $1.8 million, or $0.06 per share, in the same period of 2007, which included a $1.1 million contribution, or $0.03 per share from discontinued operations.

On a non-GAAP basis, operating income for the six months period ended June 30, 2008 was $1.5 million, compared to a non-GAAP operating income of $0.8 million in the same period of 2007. Net income on a non-GAAP basis for the six-month period ended June 30, 2008 was $1.7 million, or $0.05 per share, compared to non-GAAP net income of $1.7 million, or $0.06 per share, in the comparable period of 2007, which included a contribution of $1.1 million, or $0.03 per share, from discontinued operations.

At the end of the quarter, the Company’s cash and cash equivalents (including cash, short term bank deposits and marketable securities) totaled $34.0 million compared to $32.2 million at the end of the first quarter of 2008.

Comments of Management
Commenting on the results, Guy Bernstein, Active Chairman of Magic Software Enterprises, said, “The second quarter had record financial results and significant strategic momentum for our Company. Our performance is the outcome of the changes that we have put into place during the past several months. Furthermore, for the first time in many years, we are launching a technology that has a significant competitive edge. I believe that we have the potential to regain our status as a dominant player in the application platform and integration markets.”

uniPaaS Launch and Analyst Recognition
In May, the Company introduced uniPaaS, the next generation of its eDeveloper solution. uniPaaS features the industry’s broadest choice of deployment modes – on-premises/on-demand; software/SaaS; full client/web; global/local or any other form. It also offers full compatibility with eDeveloper V10.

After the introduction, two leading independent IT industry analyst firms invited the Company for a briefing on uniPaaS and its potential to enable a paradigm shift in the development and deployment process of web-based applications. In addition, Gartner Inc. listed Magic Software as one of two SEAP-only (SaaS-Enabled Application Platform) vendors in their recent report on “The Impact of SaaS on Application Servers and Platforms” (Gartner Inc., Yefim V. Natis, Kelly Rush; July 2, 2008).

Recent Partner and Customer Highlights

—	Salesforce.com: the Company announced its partnership with Salesforce.com at its May Dreamforce EMEA event in London. At the event, the Company initiated discussions with key partners in the Salesforce.com ecosystem, including Blat-Lapidot, which has since implemented iBOLT business and process integration solution in three of its projects.
—	SAP: awarded Magic Software its 2008 SAP Business One Global Solution Partner Award for Leadership in Innovation.
—	New Era Solutions: upgraded its license with the Company and became also a value-added reseller.
—	The Magic User Community: in three recent conventions (in Japan, the US, and the UK), the Magic User Community gave enthusiastic receptions to the new uniPaaS product. Attendance at Magic Software Japan’s annual customer event broke all previous records, reaching over 650 participants.
—	STS Group, a leading ISV in the GRC and Archiving market, delivers an iBOLT enhanced legal records retention solution to the Banque Populaire group.
—	VKF Renzel Group, a German retailer, used Magic Software to create a custom-built ERP system.

Non-GAAP Financial Measures
This release includes non-GAAP basic and diluted earnings per share and other non-GAAP financial measures, including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income. These non-GAAP measures exclude the following items:

–	Amortization of purchased intangible assets;

–	In-process research and development capitalization and;

–	Equity-based compensation expense.

Magic’s management believes that the presentation of non-GAAP measures provide useful information to investors and management regarding financial and business trends relating to the company’s financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic’s results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Conference Call
Magic Software’s management will also host a conference call today at 10:00 am EDT / 5:00 pm in Israel.

To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1-888-407-2553
From Canada: 1-866-9586-867
From UK: 0-800-917-5108
From Israel: 1-800-227-297
All others: +972-3-9180685

Callers should reference the Magic Software Earnings Conference Call.

An archive of the online broadcast will be available on the investor relations part of Magic Software’s web-site, from the following day, at: http://www.magicsoftware.com/40-en/Magic.aspx

A replay of the call will be available from 1:00 p.m. EDT on August 7, 2008 through 12:00 p.m. EDT on August 14, 2008. To access the replay, please call:

From the US: 1-888-295-2634
From Canada: 1-866-500-4964
From UK: 0-800-917-1246
From Israel: 1-800-286-285
All others: +972-3-9255929

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a leading provider of multiple-mode application platform solutions – including Full Client, Rich Internet Applications (RIA) or Software-as-a-Service (SaaS) modes – and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Contacts
David Zigdon
Chief Financial Officer
Magic Software Enterprises Ltd.
Tel: +972 (0)3 538 9600
dzigdon@magicsoftware.com

Magic Software Enterprises Ltd
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Sales	16,030	14,252	31,100	28,083
Cost of sales	6,784	6,884	13,568	13,650

Gross profit	9,246	7,368	17,532	14,433
Software development costs, net	460	572	1,021	1,198
Selling, general and administrative
expenses	7,188	6,375	15,049	12,346
Total operating expenses	7,648	6,947	16,070	13,544
Operating income	1,598	421	1,462	889
Financial income (expenses), net	178	(31)	359	76
Other income (expenses), net	(61)	25	(18)	50

Income before taxes	1,715	415	1,803	1,015
Taxes on income	51	107	75	249

	1,664	308	1,728	766
Minority interest	2	2	(2)	2
Equity in loss of affiliates	-	(30)	(8)	(20)

Net income before discontinued operation	1,666	280	1,718	748

Net income from discontinued operation	-	536	-	1,073

Net income after discontinued operation	1,666	816	1,718	1,821

Basic net earnings per ordinary share	0.05	0.03	0.05	0.06

Diluted net earnings per ordinary share	0.05	0.03	0.05	0.06

Weighted average number of ordinary
shares used in computing basic net
earnings per ordinary share	31,732	31,420	31,677	31,363

Weighted average number of ordinary
shares used in computing diluted net
earnings per ordinary share	32,047	31,955	31,978	31,973

Magic Software Enterprises Ltd
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands of U.S. dollars, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP operating income	1,598	421	1,462	889
Amortization of intangibles	512	657	1,050	1,479
Capitalization of software development	(754)	(848)	(1,610)	(1,612)
Stock-based compensation	89	27	580	61

Total adjustments to GAAP	(153)	(164)	20	(72)

Non-GAAP operating income	1,445	257	1,482	817

GAAP net income before discontinued operation	1,666	280	1,718	748
Total adjustments to GAAP as above	(153)	(164)	20	(72)

Non-GAAP net income before discontinued operation	1,513	116	1,738	676

GAAP net income	1,666	816	1,718	1,821
Total adjustments to GAAP as above	(153)	(164)	20	(72)

Non-GAAP net income	1,513	652	1,738	1,749

Non-GAAP basic earnings per share	0.05	0.02	0.05	0.06

Weighted average number of
ordinary shares used in
computing basic net earnings
per ordinary share	31,732	31,420	31,677	31,363

Non-GAAP diluted earnings
per share	0.05	0.02	0.05	0.05

Weighted average number of
ordinary shares used in
computing diluted net earnings
per ordinary share	32,047	31,955	31,978	31,973

Magic Software Enterprises Ltd
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	June 30,	December 31,
	2008	2007
	(Unaudited)

ASSETS

Current Assets
Cash and cash equivalents	30,363	12,178
Short term bank deposits	2	89
Marketable securities	3,673	4,090
Trade accounts receivable, net	12,379	12,941
Other accounts receivables and prepaid expenses	2,610	2,010
Receivables from a sale of subsidiary	-	16,000
Current assets from discontinued operations	35	41

Total Current Assets	49,062	47,349

Non-Current Assets
Severance pay fund	2,218	1,925
Long-term lease deposits	420	472
Investment in an affiliated company	-	127
Property and equipment, net	5,610	5,758
Goodwill	16,335	15,986
Other intangible assets, net	11,237	10,681

Total Non-Current Assets	35,820	34,949

Total Assets	84,882	82,298

Current Liabilities
Short-term credit from banks	141	3,621
Trade payables	2,665	2,999
Deferred revenues	6,722	2,314
Accrued expenses and other accounts payable	8,349	9,169
Current liabilities from discontinued operations	438	503

Total Current Liabilities	18,315	18,606

Non-Current Liabilities
Long-term loans	112	132
Accrued severance pay	2,424	2,316
Minority interests	2	-

Total Non-Current Liabilities	2,538	2,448

Shareholders' Equity	64,029	61,244

Total Liabilities and Shareholders' Equity	84,882	82,298